UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Hani Ramadan

Waha AC Coöperatief U.A.

Teleportboulevard 140

Amsterdam

The Netherlands

+971 2 667 7343

Hani Ramadan

Waha Capital PJSC

Level 43, Tower 3,

Etihad Towers, P.O. Box 28922,

Abu Dhabi, United Arab Emirates

+971 2 667 7343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of filing persons)

December 16, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N00985106

1.	Name of reporting persons Waha AC Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 29,846,611
	9.	Sole dispositive power 0
	10.	Shared dispositive power 29,846,611
11.	Aggregate amount beneficially owned by each reporting person 29,846,611
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 26.2%*
14.	Type of reporting person OO

*	Based on the 113,720,642 Ordinary Shares that the Issuer has reported were issued and outstanding as of September 30, 2013 and before giving effect to the issuance of Ordinary Shares provided for in the Share Purchase Agreement described herein.

CUSIP No. N00985106

1.	Name of reporting persons Waha Capital PJSC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Abu Dhabi, United Arab Emirates
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 29,846,611
	9.	Sole dispositive power 0
	10.	Shared dispositive power 29,846,611
11.	Aggregate amount beneficially owned by each reporting person 29,846,611
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 26.2%*
14.	Type of reporting person CO

*	Based on the 113,720,642 Ordinary Shares that the Issuer has reported were issued and outstanding as of September 30, 2013 and before giving effect to the issuance of Ordinary Shares provided for in the Share Purchase Agreement described herein.

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by Waha AC Coöperatief U.A. (the “Stockholder”) and Waha Capital PJSC (together with the Stockholder, the “Reporting Persons”) on November 22, 2010 (the “Schedule 13D” and, as amended by this Amendment No. 1, the “Statement”) relating to the ordinary shares, nominal value EUR0.01 per share (the “Ordinary Shares”) of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended and supplemented by adding the following information:

On December 16, 2013, the Stockholder entered into a voting agreement (the “Voting Agreement”) with the Issuer, American International Group, Inc. (“AIG”) and AIG Capital Corporation (“ACC”). In the Voting Agreement, among other things, the Stockholder has agreed to vote all of the Ordinary Shares owned by it at the time of the applicable vote in favor of the transactions contemplated by the Share Purchase Agreement, dated as of December 16, 2013 (the “Share Purchase Agreement”), by and among AIG, ACC, the Issuer and AerCap Ireland Limited. The Stockholder entered into the Voting Agreement at the request of the Issuer, in order to confirm its support for the transactions contemplated by the Share Purchase Agreement. A copy of the Voting Agreement has been filed as Exhibit 99.5 to this Amendment No. 1 and that copy is incorporated by reference into this Statement.

Also on December 16, 2013, the Stockholder entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with the Issuer, which amended and restated the Registration Rights Agreement, dated as of October 24, 2010, by and between the Issuer and the Stockholder. The amendments effected by the Amended and Restated Registration Rights Agreement eliminate inconsistencies that otherwise would exist with the provisions of the registration rights agreement to be entered into pursuant to the Share Purchase Agreement by the Issuer and AIG. A copy of the Amended and Restated Registration Rights Agreement has been filed as Exhibit 99.6 to this Amendment No. 1 and that copy is incorporated by reference into this Statement.

Other than as described above, none of the Reporting Persons currently has any plan or proposal which relates to, or may result in, any of the matters listed in Item 4 of Amendment No. 1 (although they reserve the right to develop such plans). The Reporting Persons intend to review the performance of their investment in the Issuer from time to time. Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Ordinary Shares, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, the Reporting Persons will take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. The Reporting Persons may purchase additional Ordinary Shares of the Issuer or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby supplemented by the following information:

The Reporting Persons are the beneficial owners of 29,846,611 Ordinary Shares of the Issuer. Based on the 113,720,642 Ordinary Shares reported to be issued and outstanding on the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 4, 2013, and before giving effect to the issuance of Ordinary Shares provided for in the Share Purchase Agreement, those Ordinary Shares represent approximately 26.2% of all issued and outstanding Ordinary Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information regarding the Voting Agreement and the Amended and Restated Registration Rights Agreement provided above in the response to Item 4.

ITEM 7.	INFORMATION TO BE FILED AS EXHIBITS

EXHIBIT 99.5	Voting Agreement, dated as of December 16, 2013, among the Stockholder, the Issuer, AIG and ACC.

EXHIBIT 99.6	Amended and Restated Registration Rights Agreement, dated as of December 16, 2013, between the Issuer and the Stockholder.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2013

WAHA AC COÖPERATIEF U.A.

By:	/s/ Hani Ramadan
Name:	Hani Ramadan
Title:	Director

WAHA CAPITAL PJSC

By:	/s/ Safwan Said
Name:	Safwan Said
Title:	Attorney